UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 29, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 29, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 29, 2015
15-21-TR

Teck 2014 Sustainability Report and Conference Call
July 15, 2015

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck”) today released its 2014 Sustainability Report.
Teck, which has been named to the Dow Jones Sustainability World Index (DJSI) in each of the last five years, has reported annually on its sustainability performance since 2001.
Achievements in 2014 include:

—	GHG emissions at Teck operations have been reduced by 170,000 tonnes to date as a result of programs implemented since 2011.
—	38,000 tonnes of waste were recycled on-site at Teck operations.
—	An endangered herd of 24 caribou in northeastern British Columbia was strengthened with the birth of nine calves through a maternal penning program supported by Teck.
—	The 25th anniversary of Teck’s Red Dog mine, which operates under an innovative operating agreement with the Iñupiat people of Northwest Alaska.
—	The number of women in operational and technical roles increased by 16%.
—
Teck received approval from the Government of British Columbia for its Elk Valley Water Quality Plan. This area-based watershed plan featured collaboration with indigenous peoples, local communities, environmental organizations and governments, and incorporated some 700 pieces of expert scientific advice.

“Teck’s commitment to sustainability is reflected in the actions of our employees, who are dedicated to doing the right thing for communities, the environment and future generations. Their actions and their commitment is the heart of our constant pursuit of responsible resource development and the key to our company’s success,” said Don Lindsay, President and CEO.
“As we have seen in the past year, Teck’s sustainability achievements, large and small, are an important part of our business performance,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs.
In 2011, Teck’s sustainability strategy established short-term (to 2015) and long-term (to 2030) goals in six key areas: Community, Our People, Water, Biodiversity, Energy, and Materials Stewardship.
Teck’s DJSI ranking places its sustainability practices among the top 10 percent of the world’s 2,500 largest public companies. Teck is also ranked as one of the Global 100 Most Sustainable Corporations and most sustainable mining company worldwide by Corporate Knights, the media and investment research firm. It has received this recognition for three consecutive years.

Teck’s full Sustainability Report is at www.tecksustainability.com.
Conference Call Details:
The company will hold a conference call to discuss the 2014 Sustainability Report at 10:30 a.m. Eastern time / 7:30 a.m. Pacific time on Wednesday, July 15, 2015. The conference call dial-in is 416.340.2218 or toll free 866.225.0198, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com. The webcast will be archived at www.teck.com until October 15, 2015.

To listen to a post-call recording of the call, dial 905.694.9451 or toll free 800.408.3053 and enter access number 6951503 when prompted. The recording will be available from 1:30 p.m. Pacific time July 15, 2015 to 11:59 p.m. Pacific time August 15, 2015.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chrs.stannell@teck.com